Exhibit 99.1

_____________________________________________________________

Financial Statements (Unaudited)
Nine months ended as at September 30, 2007

Norsat International Inc.
Consolidated Balance Sheets
(See note 1 - Organization and Going Concern Uncertainty)
(Unaudited - Expressed in Canadian Dollars)

	September 30,	December 31,
	2007	2006

Assets
Current assets:
Cash and cash equivalents	$734,231	$1,793,187
Short-term investments	37,000	69,500
Accounts receivable	1,978,678	2,799,554
Inventories	3,270,300	3,456,988
Prepaid expenses and other	685,131	372,982
	6,705,340	8,492,211

Property and equipment	1,170,140	1,314,986
Deferred finance costs	-	13,561
	$7,875,480	$9,820,758

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable	$686,012	$1,666,250
Accrued liabilities	1,431,636	1,848,632
Deferred revenue	260,412	467,731
Convertible debt	-	2,255,252
	2,378,060	6,237,865

Shareholders' equity:
Share capital (note 5)	45,242,762	44,854,902
Contributed surplus (note 5)	5,133,221	2,708,991
Equity component of long-term debt	-	2,190,779
Deficit	(44,878,563)	(46,171,779)
	5,497,420	3,582,893
	$7,875,480	$9,820,758
Commitments (note 11)

See accompanying notes to consolidated financial statements.

Norsat International Inc.
Consolidated Statements of Operations, Comprehensive Earnings and Deficit
(Unaudited - Expressed in Canadian Dollars)

	Three months ended Septmeber 30,		Nine months ended September 30,
	2007	2006	2007	2006

Sales	$3,954,575	$3,149,138	$12,889,375	$9,832,414

Cost of sales	1,994,373	2,416,899	5,925,584	6,211,689
	1,960,202	732,239	6,963,791	3,620,725

Expenses:
Selling, general and administrative	1,238,898	2,011,082	4,082,231	6,233,094
Product development	236,706	502,289	683,549	1,562,770
Amortization	94,830	145,582	254,762	429,837
	1,570,434	2,658,953	5,020,542	8,225,701

Earnings (loss) from operations before other expenses and income tax	$389,768	$(1,926,714)	$1,943,250	$(4,604,976)

Other expenses (note 6)	215,014	103,321	647,883	273,541
Earnings (loss) from operations before income taxes	$174,754	$(2,030,035)	$1,295,366	$(4,878,517)

Income tax expense	77	22	2,150	1,844
Net earnings (loss) and comprehensive earnings (loss)	$174,677	$(2,030,057)	$1,293,216	$(4,880,361)
Deficit, beginning of period	(45,053,240)	(44,674,009)	(46,171,779)	(41,823,705)
Deficit, end of period	$(44,878,563)	$(46,704,066)	$(44,878,563)	$(46,704,066)

Net earnings (loss) per common share - basic (note 7)	$0.003	$(0.04)	$0.03	$(0.10)

Net earnings (loss) per common share - diluted (note 7)	$0.003	$(0.04)	$0.02	$(0.10)

See accompanying notes to consolidated financial statements.

Norsat International Inc.
Consolidated Statements of Cash Flows
(Unaudited - Expressed in Canadian Dollars)

	Three months ended September 30,		Nine months ended September 30,
	2007	2006	2007	2006

Cash provided by (used in):
Operations:
Net earnings (loss)	$174,677	$(2,030,057)	$1,293,216	$(4,880,361)
Items not involving cash:
Amortization	94,830	145,582	254,762	429,837
Interest accreted on long-term debt and deferred finance cost amortization	-	64,121	68,291	176,655
Foreign exchange gain	(1,845)	(12,893)	(34,112)	(204,134)
Discount on ESOP	-	-	79,947	-
Stock-based compensation	9,247	30,751	64,435	97,260
Changes in non-cash working capital (note 9)	(53,862)	1,293,616	(909,138)	(637,297)
Cash generated (used) in operations	223,047	(508,880)	817,401	(5,018,040)

Investments:
Purchase of property and equipment	(31,937)	(618,749)	(109,917)	(1,074,278)
Redemption of short-term investments	-	-	32,500	-
	(31,937)	(618,749)	(77,417)	(1,074,278)

Financing:
Convertible debt issuance (repayment)	-	1,117,693	(2,309,200)	1,117,693
Proceeds on exercise of warrants	2,813	-	2,813	-
Proceeds on exercise of stock options	7,200	-	7,200	132,062
Proceeds from private placement	-	-	466,916	3,622,091
	10,013	1,117,693	(1,832,271)	4,871,846
Effect of change in exchange rates on cash	1,845	665	33,330	(30,065)
Increase (decrease) in cash and cash equivalents	202,968	(9,271)	(1,058,956)	(1,250,537)
Cash and cash equivalents, beginning of period	531,263	548,591	1,793,187	1,789,857
Cash and cash equivalents, end of period	$734,231	$539,320	$734,231	$539,320

Supplemental cash flow and other disclosures (note 9).
See accompanying notes to consolidated financial statements.

Norsat International Inc.
Notes to the Consolidated Financial Statements
Nine months ended September 30, 2007
(Unaudited - Expressed in Canadian dollars)

1.  Organization and Going Concern Uncertainty

The Company is incorporated under the laws of British Columbia and its principal business activities include the marketing, design and sales of microwave products and portable satellite products that provide rapidly deployable broadband satellite data and video continuity in areas where traditional communication infrastructure is insufficient, damaged or non-existent.

The Company has incurred recurring operating losses and has a deficit of $44,878,563 as at September 30, 2007. Consequently, there is doubt about its ability to continue as a going concern. Management has been able, thus far, to finance the operations through a series of equity and debt financings.  In January 2007, the Company received net proceeds of $466,915 in connection with the private placement under the Employee Share Purchase Plan. In March 2007, the Company paid off a convertible debt in the amount of $2,309,200 (US$2,000,000). The convertible debt payment was partially financed through short-term loans of US$900,000 and $150,000 at an interest rate of 8%.  Subsequently, the short-term loans were repaid in May 2007, through cash generated from operations.  Management implemented a new cost structure in late 2006 aimed to achieve net profits and generate positive cash flows through its operations.  While there is no assurance that the Company will be successful in achieving these goals, by implementing the new cost structure, the Company has so far generated profits for the last four successive quarters.  The Company may need additional financing from time to time, and there are no assurances that any such financing can be obtained on favorable terms, if at all.

In view of these conditions, the ability of the Company to continue as a going concern is dependent upon sustaining profitable operations and on the ability of the Company to obtain additional financing. The outcome of these matters can not be predicted at this time.  These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

2.  Basis of Presentation

These financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP") for interim financial reporting, and the accounting polices used, are consistent with the most recent audited annual financial statements. There were no significant adoptions and changes in accounting policies or estimates since the fiscal year ended December 31, 2006 other than that noted in note 3. These financial statements do not contain all disclosures required by Canadian GAAP for annual financial statements, and accordingly, should be read together with the audited 2006 annual consolidated financial statements included in the Company's 2006 Annual Report.

The results for the nine months ended September 30, 2007 may not be indicative of the results that may be expected for the full year or any other period.

The interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, which presume the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future.

Norsat International Inc.
Notes to the Consolidated Financial Statements
Nine months ended September 30, 2007
(Unaudited - Expressed in Canadian dollars)

3.  Changes in Accounting Policies

Comprehensive Income

In the first quarter ended March 31, 2007, the Company adopted CICA Handbook Section 1530, “Comprehensive Income”, which defines and establishes the reporting requirements for comprehensive income. Comprehensive income is the change in shareholders’ equity during a period from transactions and other events and circumstances from non-owner sources. Under this section, the Company is required to present comprehensive income and its components in a financial statement showing (a) net income for the period; (b) each component of revenue, expense, gain and loss that is recognized in other comprehensive income and (c) the total of (a) and (b).  As at the end of September 30, 2007, the Company has no other comprehensive income.

The Company has also adopted the Section 3251, “Equity”, Section 3855, “Financial Instruments - Recognition and Measurement”, Section 3861, “Financial Instrument - Disclosure and Presentation”, and Section 3865, “Hedges”.

Financial Instruments

Under Section 3855, all financial instruments are classified into one of five categories:  held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities.  All financial instruments are measured in the balance sheet either at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification, as follows:  held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income.  Available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the instrument is derecognized or compared.

The Company has classified its cash and cash equivalents and short-term investments as held-for-trading.  Accounts receivable are classified as loans and receivables.  Accounts payable, certain accrued liabilities, long-term debt and convertible debentures are classified as other liabilities, all of which are measured at amortized cost.

Section 3855 also provides guidance on accounting for transaction costs incurred upon the issuance of debt instruments or modification of a financial liability.  Transaction costs are now deducted from the financial liability and are amortized using the effective interest method over the expected life of the related liability.  The adoption of these new standards had no impact on the Company’s deficit position as at January 1, 2007.

Carrying value and fair value of financial assets and liabilities as at September 30, 2007 are summarized as follows:

Classification	Carrying Value	Fair Value
	$000’s	$000’s
Held-for-trading	771	771
Loans and receivables	1,979	1,979
Held-to-maturity	-	-
Other liabilities	2,378	2,378

 4.  Short Term Debt

On March 22 and March 28, 2007, the Company received short term loans for $150,000 from an officer of the Company and US$900,000 from a financial institution. Both loans bore an annual interest rate of 8%, expiring on May 31, 2007. On May 3, 2007 the $150,000 loan was repaid and on May 30, 2007 the US$900,000 loan was repaid through cash generated from operations.

Norsat International Inc.
Notes to the Consolidated Financial Statements
Nine months ended September 30, 2007
(Unaudited - Expressed in Canadian dollars)

5.  Share Capital

(a)     Authorized
        75,000,000 common shares without par value

(b)   Issued

Shares issued and outstanding
	Number #	Amount $
Balance, December 31, 2006	49,562,558	44,854,902
Private placement, net of costs, January 12, 2007	1,065,968	371,786
Share purchase warrants exercised	5,500	2,813
Credit to share capital due to warrants exercised	-	982
Share purchase warrants exercised	12,000	7,200
Credit to share capital due to options exercised	-	5,079
Balance, September 30, 2007	50,646,026	45,242,762

On January 12, 2007, the Company issued 1,065,968 common shares at $0.45 per share and 532,984 non transferable share purchase warrants to its employees under the Amended Employee Share Ownership Plan for net proceeds of $466,915.  Each share purchase warrant entitles the holder to purchase one common share at a price of US$0.48 for two years from the closing date.

Under Canadian GAAP, the Company has bifurcated the proceeds between the shares and the warrants based on their relative fair values. The assigned fair value of the common shares ($735,518) was calculated by using the TSX share price on the date of issuance ($0.69), and the fair value of the warrants ($188,197) was determined using the Black-Scholes valuation model. Net proceeds of $466,915 were then allocated based on the percentage of these relative fair values.  The amount allocated to common shares ($371,786) is accounted for as common shares and the amount allocated to the warrants ($95,128) is accounted for as contributed surplus.

All of the common shares and warrants were subject to a four-month hold period which ended on May 13, 2007. During that period, these securities could not be traded nor were they freely transferable. Of the securities issued, 145,644 common shares will be held in escrow under an escrow agent between the Company and a trust company selected by the BC government until January 12, 2010. The escrow requirement applies to employee shareholders resident in British Columbia, who have elected to receive tax credits under the Employee Investment Act (British Columbia). Employee share holders may seek government approval for an early release from escrow upon the repayment of any tax credits received.

(c)   Share purchase option plan

The Company has reserved 6,306,505 common shares under its 1999 (amended) incentive share option plan. The plan provides for the granting of stock options at the fair market value of the Company at the grant date, with terms to a maximum of ten years and vesting provisions to be determined by the board of directors.

Norsat International Inc.
Notes to the Consolidated Financial Statements
Nine months ended September 30, 2007
(Unaudited - Expressed in Canadian dollars)

The continuity schedule of share purchase options is as follows:

	Number of options	Weighted average exercise price
Balance, December 31, 2006	1,948,150	1.57
Granted	247,000	0.75
Exercised	(12,000)	0.60
Expired	(175,000)	2.63
Forfeited	(492,700)	1.11
Balance, September 30, 2007	1,515,450	1.25

The following table summarizes information pertaining to the Company’s share purchase options outstanding at September 30, 2007:

	Options outstanding			Options exercisable
Range of exercise prices	Number of options outstanding	Weighted average remaining contractual life(years)	Weighted average exercise price	Number of options exercisable	Weighted average exercise price
$0.50 to $2.39	1,326,950	3.0448	$0.84	873,950	$0.97
$2.40 to $4.29	94,250	4.0110	$2.95	94,250	$2.95
$4.30 to $6.19	94,250	4.0110	$5.33	94,250	$5.33
$0.50 to $6.19	1,515,450	3.1650	$1.25	1,062,450	$1.54

The exercise price of all share purchase options granted during the period are equal to the closing market price at the grant date. Using an option pricing model with assumptions noted below, the estimate fair value of all options granted during 2007 and 2006 have been reflected in the statements of operations as follows:

	Three months ended September 30,		Nine months ended September 30,
	2007	2006	2007	2006
Stock based compensation recognized in operations	9,247	30,751	64,435	97,260
Total compensation credited to contributed surplus	9,247	30,751	64,435	97,260

Norsat International Inc.
Notes to the Consolidated Financial Statements
Nine months ended September 30, 2007
(Unaudited - Expressed in Canadian dollars)

The weighted average assumptions used to estimate the fair value of options during the period were:

	Three months ended September 30,		Nine months ended September 30,
	2007	2006	2007	2006
Risk free interest rate	4.434%	4.040%	4.055%	3.988%
Expected life	3.500	3.799	3.500	3.799
Vesting period	2 to 10 years	2 to 10 years	2 to 10 years	2 to 10 years
Expected volatility	72.71%	79.10%	81.54%	88.07%
Expected dividends	nil	nil	nil	nil

55,000 stock purchase options were granted with a weighted average fair market value of $0.44 during the three months ended September 30, 2007.  247,000 stock purchase options were granted with a weighted average fair market value of $0.43 in the nine months end September 30, 2007.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models may not necessarily provide a reliable measure of the fair value of the Company’s share purchase options.

(d) Warrants

The continuity of share purchase warrants is as follows:

Expiry date	8-Apr-09	6-Mar-08	6-Mar-08	12-Jan-09	Total
Exercise price	CAD$1.09	US$0.475	US$0.45	US$0.48	Number of warrants outstanding
Balance, December 31, 2006	1,206,811	3,065,232	1,250,000	-	5,522,043
Upon issue for private placement (note 5 (b))	-	-	-	532,984	532,984
Warrants Exercised	-	-	-	(5,500)	(5,500)
Balance, September 30, 2007	1,206,811	3,065,232	1,250,000	527,484	6,049,527

(e)  Contributed Surplus

Balance, December 31, 2006	2,708,991
Changes during 2007
Discount on ESOP	79,948
Allocation of proceeds from private placement of warrants	95,128
Credit to share capital due to exercise of warrants	(982)
Equity component of long-term debt	2,190,779
Stock-based compensations	64,435
Options exercised	(5,079)
Balance, September 30, 2007	5,133,221

Norsat International Inc.
Notes to the Consolidated Financial Statements
Nine months ended September 30, 2007
(Unaudited - Expressed in Canadian dollars)

6.    Other Expenses

	Three months ended September 30,		Nine months ended September 30,
	2007	2006	2007	2006

Net interest and bank charges- cash	6,560	108,824	196,460	153,257
Interest - non cash	-	23,911	-	180,502
Foreign currency loss (gain)	208,454	1,139	451,423	(29,665)
Gain on disposal of capital assets	-	(30,553)	-	(30,553)
	215,014	103,321	647,883	273,541

7.  Earnings Per Share

The weighted average number of shares used in calculating basic net earnings (loss) per share for the nine months ended September 30, 2007 was 50,583,753 (2006 - 47,062,558).  As the exercise of in the money warrants or options are dilutive, the weighted average number of shares used in calculating diluted net earnings (loss) per share for the nine months ended September 30, 2007 was 55,769,012 (2006 - 47,062,558).  For the nine months ended September 30, 2007 the basic earnings per share is $0.03 and the diluted earnings per share is $0.02.

8.  Segmented Information

The following tables set forth information by operating segments from operations for the three months ended and nine months ended September 30, 2007, and 2006 respectively.

	Three months ended September 30		Nine months ended September 30
	2007	2006	2007	2006
Sales	$	$	$	$
Microwave	2,504,730	2,468,529	7,684,532	6,697,818
Satellite systems	1,449,845	680,609	5,204,843	3,134,596
	3,954,575	3,149,138	12,889,375	9,832,414

Gross Profit
Microwave	1,222,426	695,653	3,788,885	2,620,947
Satellite systems	737,776	36,586	3,174,906	999,778
	1,960,202	732,239	6,963,791	3,620,725

	Microwave	Satellite Systems	Consolidated
As at September 30, 2007	$	$	$
Total assets related to operations	4,988,135	2,887,345	7,875,480
Property and equipment	741,138	429,002	1,170,140

As at September 30, 2006
Total assets related to operations	7,131,973	3,337,781	10,469,754
Property and equipment	925,026	432,915	1,357,941

Norsat International Inc.
Notes to the Consolidated Financial Statements
Nine months ended September 30, 2007
(Unaudited - Expressed in Canadian dollars)

9.  Supplemental Cash Flow and Other Disclosures

	Three months ended September 30,				Nine months ended September 30,
	2007		2006		2007	2006

Changes in non-cash operating working capital:
Accounts receivable		$386,317		$(1,102,330)	$820,875		$(381,228)
Inventories		110,979		841,308	186,688		(527,432)
Prepaid expenses and other		(344,250)		(48,874)	(312,148)		(118,434)
Accounts payable and accrued liabilities		(143,682)		1,494,187	(1,397,234)		614,506
Deferred Financing Costs		-		(3,280)	-		(9,907)
Deferred revenue		(63,226)		112,605	(207,319)		(214,802)

		$(53,862)		$1,293,616	$(909,138)		$(637,297)

Supplementary information:
Interest paid		$689		$88,427	$158,905		$179,357
Income taxes paid	$	nil	$	nil	$2,150	$	nil

10.  Comparative Figures

Certain comparative figures have been reclassified to conform to the financial statement presentation adopted in 2007.

11.  Commitments

Future minimum payments at September 30, 2007 under various purchasing commitments, loan commitments and operating lease agreements for each of the next five years are approximately as follows:

	2007	2008	2009	2010	2011
Inventory Purchase Obligation	3,405,012	458,509	-	-	-
Operating lease obligations	146,778	530,027	464,162	464,162	427,109
Total	3,551,790	988,536	464,162	464,162	427,109

In the normal course of operations the Company enters into purchase commitments. Included commitments are inventory and material purchase obligations of $3,405,012 in 2007 and $458,509 in 2008.

12.  SubsequentEvent

In October, Norsat was awarded a non-repayable $0.2 million government contribution through Canada’s National Research Council- Industrial Research Assistance Program (NRC-IRAP).  The program provides non-repayable contributions to Canadian small to medium sized businesses that are interested in using technology to commercialize services, products and processes to grow their presence in Canadian and international markets. Norsat intends to use the proceeds for research and development initiatives targeted at expanding its portable satellite systems suite of offerings.